UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México Announces Resolutions Approved by its Shareholders' Meeting.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 20, 2022

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES RESOLUTIONS APPROVED BY

ITS SHAREHOLDERS' MEETING

Mexico City, Mexico, July 19, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced that, on the date hereof, the Ordinary and Extraordinary General Shareholders Meeting was held. At the meeting, the Bank’s shareholders approved the following amendments to the Bank’s by-laws, among others:

(i)	To adjust the amount of authorized capital stock and the nominal value of the shares so that they include decimals;

(ii)	In case of any force majeure or an act of god, to allow shareholders’ meetings to be held remotely through any means or technology, as well as to allow the President, the Secretary of the Board, the Statutory Auditor and the External Auditor to participate in these meetings remotely through any means or technology, if requested. Furthermore, the meetings of the Board of Directors may be held in person, remotely, or a combination of both through any means or technology; and

(iii)	To rename the position of Executive President and General Director of the Bank as General Director.

The foregoing amendments remain subject to the obtention of the corresponding regulatory authorizations.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of March 31, 2022, Banco Santander Mexico held total assets of Ps.1,748 billion pesos and had more than 19.0 million clients. Based in Mexico City, the company operates 1,352 branches and offices nationwide with a total of 22,280 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México